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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                                   FORM 8-A/A

                                Amendment No. 1
               For Registration of Certain Classes of Securities
                   Pursuant to Section 12(b) or 12(g) of the
                        Securities Exchange Act of 1934


                                   VANS, INC.
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               (Exact Name of Registrant as Specified in Its Charter)

                                    Delaware
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                 (State or Other Jurisdiction of Incorporation)

                                      33-0272893
             ----------------------------------------------------------
                         (I.R.S. Employer Identification No.)

                 2095 Batavia Street, Orange, California   92865
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         (Address of Principal Executive Offices)         (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:


Title of Each Class                      Name of Each Exchange on which
to be so Registered                      Each Class is to be Registered
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       Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights
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                                (Title of Class)

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                                (Title of Class)


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                            INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

General

         The Board of Directors of Vans, Inc. (the "Company") has declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of the Common Stock, par value $.001 per share (the "Common Stock"), of the Company. The dividend is payable on March 8, 1994 (the "Rights Record Date") to the holders of record of shares of Common Stock on that date. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), at a price of $65.00 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description of the Rights contained herein is qualified on it entirety by reference to the Rights Agreement, dated as of February 22, 1994 (the "Rights Agreement"), between the Company and Chemical Trust Company of California (predecessor of ChaseMellon Shareholder Services), as Rights Agent (the "Rights Agent"), as amended, which is incorporated herein by this reference.

Distribution Date; Transfer of Shares of Common Stock

         Until the earlier to occur of (i) 10 business days following the date (the "Stock Acquisition Date") of a public announcement that a person or a group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as a person or a group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the person or group making the offer becoming an Acquiring Person (the earlier of the dates described in clauses (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to all Common Stock certificates outstanding as of the Rights Record Date, by such Common Stock certificates, to each of which certificates a copy of this Summary of Rights shall be attached. The Rights Agreement provides that until the Distribution Date (or the earlier redemption or expiration of the Rights) new Common Stock certificates issued after the Rights Record Date, either upon transfer of outstanding shares of Common Stock or the original issuance of additional shares of Common Stock, will bear a legend incorporating the Rights Agreement by reference, and the surrender for transfer of any without such legend or a copy of this Summary of Rights being attached to that certificate) also will constitute transfer of the Rights associated with the shares of Common Stock evidenced by that certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date, and thereafter such separate Right Certificates alone will evidence the Rights.





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         A Right (and Right Certificate) also will be issued in respect of, and concurrently with, each share of Common Stock issued after the Distribution
Date and prior to the earlier of the redemption or expiration of the Rights pursuant to the exercise of any option, warrant or other purchase right (other than the Rights) or to the conversion or exchange of any convertible or exchangeable security which purchase right, option or warrant was issued by the Company prior to the Distribution Date, unless the Board of Directors expressly provides to the contrary at the time of issuance of the purchase rights or convertible or exchangeable securities.

         None of the Company, any subsidiary of the Company, any employee benefit plan of the Company or any of its subsidiaries or any person or entity holding shares of Common Stock for or pursuant to the terms of any such plan will constitute an "Acquiring Person," and McCown De Leeuw & Co. (which company as of the date of the Rights Agreement beneficially owned approximately 19% of the outstanding shares of Common Stock) will not be deemed an Acquiring Person unless and until McCown De Leeuw & Co. purchases or otherwise becomes (as a result of actions taken by McCown De Leeuw & Co. or its affiliates and associates), the beneficial owner of additional shares of Common Stock constituting 25% or more of the shares of Common Stock then outstanding.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on February 22, 2007 (the "Scheduled Expiration Date"), unless the Scheduled Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company, in each case as described below. The date on which the Rights actually expire is referred to herein as the "Expiration Date."

Series A Preferred Stock

         Each share of Series A Preferred Stock purchasable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event the Company's assets are liquidated, the holders of the shares of Series A Preferred Stock will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. All the rights described in this paragraph are protected by customary antidilution provisions, and shares of Series A Preferred Stock will not be redeemable.

         Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred Stock, the value of one one- hundredth share of Series A Preferred Stock purchasable upon exercise of a Right should approximate the value of one share of Common Stock.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.





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Exercise of Rights for Common Stock

         In the event that (i) a person or group of affiliated or associated persons becomes an Acquiring Person other than pursuant to a tender or exchange offer for all then outstanding shares of Common Stock which offer is determined by a majority of the Disinterested Directors (as hereinafter defined) who are not then officers of the Company to be a price that is fair to, and otherwise in the best interest of, the Company and its stockholders, (ii) the Company is the surviving corporation in a merger with an Acquiring Person and the outstanding shares of Common Stock are not changed or exchanged, (iii) an Acquiring Person engaged in certain "self-dealing" transactions specified in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs (e.g., a reverse stock split) that results in that Acquiring Person's ownership interest in the Company being increased by more than 1%, proper provision will be made so that at any time following the Distribution Date, each holder of record of a Right (other than Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by the Acquiring Person, which Rights will have become null and void) will have the right to receive, upon exercise of that Right, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price then in effect. Under no circumstances may a Right be exercised following the occurrence of a transaction described in this paragraph prior to the expiration of the Company's right of redemption.

Exercise of Rights for Shares of the Acquiring Company

         In the event that, at any time after a person or a group of affiliated or associated persons has become an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction (other than a merger described in the immediately preceding paragraph or (under certain circumstances) a merger that follows an offer described in the immediately preceding paragraph), or (ii) 50% or more the Company's consolidated assets or earning power is sold or otherwise transferred (in one transaction or a series of transactions other than in the ordinary course of business), proper provision will be made so that each holder of a Right (other than Rights that previously have been voided as set forth above) thereafter will have the right to receive, upon exercise of that Right, that number of shares of common stock of the acquiring company that at the time of the transaction have an aggregate value equal to two times the Purchase Price then in effect.

Adjustments to Purchase Price

         The Purchase Price payable, and the number of shares of Series A Preferred Stock (or other securities or property) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of the Series A Preferred Stock, (ii) upon the grant to holders of shares of Series A Preferred Stock of certain options, warrants or rights to subscribe for or purchase shares of Series A Preferred Stock at a price (or securities convertible into or exchangeable for shares of Series A Preferred Stock with a conversion or exchange price) less than the then current market price of the shares of Series A Preferred Stock, or (iii) upon the distribution to holders of shares of the Series A Preferred Stock of evidences of indebtedness or assets (excluding cash dividends paid out of earnings or retained earnings or dividends paid in





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shares of Series A Preferred Stock), or of options, subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredths of a share of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on the shares of Common Stock, or a subdivision, combination or reclassification of the shares of Common Stock, occurring prior to the Distribution Date.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the then current Purchase Price. No fractional shares of Series A Preferred Stock will be issued (other than fractions that are integral multiples of one one-hundredth of a share, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the shares of Series A Preferred Stock on the last trading day prior to the date of exercise.

Redemption and Exchange of Rights

         At any time prior to the earlier of (i) the 10th business day after the Stock Acquisition Date and (ii) the Expiration Date, the Company may redeem the Rights, in whole but not in part, at a price (the "Redemption Price") of $.01 per Right, appropriately adjusted to reflect any dividend payable in shares of Series A Preferred Stock, or any similar transaction occurring after the Rights Record Date; provided, however that under certain circumstances specified in the Rights Agreement, the Rights may not be redeemed unless there are Disinterested Directors then in office and the redemption is approved by a majority of such Disinterested Directors. As used in the Rights Agreement, the term "Disinterested Director" means any member of the Company's Board of Directors who is not affiliated with an Acquiring Person (or any affiliate or associate of an Acquiring Person) and was a member of the Company's Board of Directors prior to the time that an Acquiring Person became such and any successor of an Disinterested Director who is unaffiliated with an Acquiring Person or any affiliate or associate thereof and is recommended to succeed a Disinterested Director by a majority of the Disinterested Directors then on the Company's Board of Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. After the redemption period has expired, the Company's right of redemption may be reinstated under the circumstances specified in the Rights Agreement, which include the concurrence of a majority of the Disinterested Directors, if an Acquiring Person shall have reduced to 15% or less the number of outstanding shares of Common Stock beneficially owned by that Acquiring Person in a transaction or series of transactions not involving the Company and not constituting specified transactions. Immediately upon redemption of the Rights (which action will be announced by the Company), the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

         At any time after a person or group becomes an Acquiring Person and prior to the acquisition by that person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which Rights will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, one one-hundredth of a share of Series A Preferred Stock (or of





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a share of another class or series of the Company's Preferred Stock having equivalent rights, preferences and privileges) per Right, subject to adjustment as provided in the Rights Agreement.

Amendments to Terms of the Rights

         Prior to the Distribution Date, the terms of the Rights may be amended or supplemented by the Board of Directors of the Company in any manner.

         After the Distribution Date, the provisions of the Rights Agreement may be amended or supplemented by such Board of Directors, without the consent of the holders of the Rights, in order to cure any ambiguity, inconsistency or defect or to make other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person); provided, however, that the Rights Agreement cannot be amended after the Distribution Date (i) to lengthen any time period relating to when the Rights may be redeemed if at such time the Rights are not then redeemable, or (ii) to lengthen any other time period unless (1) there is then in office at least one Disinterested Director and such lengthening is approved by a majority of the Disinterested Directors then in office, and (2) such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of record of the Rights (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person). In addition, (i) from the Distribution Date, no supplement or amendment may be made to the Rights Agreement which supplement or amendment changes the Redemption Price, the Purchase Price or the number or kind of shares or other assets for which a Right is exercisable; (ii) the duration of the Rights may not be shortened without the written consent of the holders of record thereof (other than by redemption); and (iii) no amendment shall be made to those provisions of the Rights Agreement that require, under certain circumstances specified in the Rights Agreement, that any redemption of the Rights be authorized and approved by a majority of the Disinterested Directors then in office, unless such amendment is approved by a majority of the Disinterested Directors then in office.

ITEM 2.  EXHIBITS

             1. Form of Preferred Stock Purchase Rights Certificate, filed as Exhibit 1 to the Registrant's Form 8-A Registration Statement, filed with the Securities and Exchange Commission on February 25, 1994, and incorporated herein by this reference

             2. Rights Agreement, dated as of February 22, 1994, by and between Vans, Inc. and Chemical Trust Company of California, as Rights Agent, filed as Exhibit 2 to the Registrant's Form 8-A Registration Statement, filed with the Securities and Exchange Commission on February 25, 1994, and incorporated herein by this reference

             3. Amendment to Rights Agreement, dated December 18, 1996, by and between Vans, Inc. and ChaseMellon Shareholder Services (the successor to Chemical Trust Company of California), as Rights Agent, filed as
                      Exhibit 4.2 to the Registrant's Form 8-K, dated December 17,1996, and incorporated herein by this reference





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.





                                             VANS, INC.
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                                            (Registrant)


Date:  December 20, 1996              By  /s/ CRAIG E. GOSSELIN
                                         -----------------------
                                         Craig E. Gosselin
                                         Vice President and General Counsel





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